Filed by Franklin Tax-Free Trust on behalf of Franklin Federal
Limited-Term Tax-Free Income Fund Pursuant to Rule 425 under the
Securities Act of 1933.
Subject Company: Franklin New York Tax-Free Trust on behalf of
Franklin New York Limited-Term Tax-Free Income Fund
File No. 333-152778





                      [GRAPHIC OMITTED][GRAPHIC OMITTED]




             FRANKLIN CALIFORNIA LIMITED-TERM TAX-FREE INCOME FUND
              FRANKLIN NEW YORK LIMITED-TERM TAX-FREE INCOME FUND


                              IMPORTANT REMINDER:

                PLEASE VOTE YOUR SHARES BEFORE OCTOBER 24, 2008


                                                               October 10, 2008

Dear Shareholder:


We recently mailed you proxy materials relating to proposals to be voted on at a Special Meeting of Shareholders of the Franklin California Limited-Term Tax-Free Income Fund and Franklin New York Limited-Term Tax-Free Income Fund (each a "Fund") scheduled for October 24, 2008. As of the date of this letter, we have not received your vote.


                            YOUR VOTE IS IMPORTANT!

For the reasons set forth in the proxy materials previously mailed to you, THE FUNDS' BOARDS OF TRUSTEES BELIEVE THE PROPOSALS ARE IN THE SHAREHOLDERS' BEST INTEREST AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOR.

We encourage you to vote TODAY using one of the following convenient options:

1. VOTE BY PHONE. You may cast your vote by calling the toll-free number listed on the enclosed proxy card. Have your proxy card in hand in order to follow the recorded instructions.

2. VOTE ONLINE. You may cast your vote by logging onto the Web address listed on the enclosed proxy card. Have your proxy card in hand in order to follow the instructions given on the Web site.

3. VOTE BY MAIL. You may cast your vote by mail by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If you have any questions about the proposal, you may call Computershare Fund Services, the Funds' proxy solicitation firm, toll free at (866) 865-3146. As a helpful reminder, you may receive a call from a representative of
Computershare Fund Services encouraging you to vote. When you provide instructions to Computershare Fund Services by phone, they will be authorized to deliver your proxy on your behalf.




                  YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!


YOU ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, WHICH HAVE BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER RELATED DOCUMENTS ARE AVAILABLE FOR FREE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY CALLING THE FUND AT (800) DIAL BEN(R)/ (800) 342-5236.